Exhibit 7.2

MEMBERSHIP INTEREST TRANSFER AGREEMENT

This Membership Interest Transfer Agreement (“Agreement”) is entered into as April 4th, 2018 (“Effective Date”), by and between David Sheehan, an individual (“Sheehan”), David Emerson Brown, an individual (“Brown” Sheehan and Brown may collectively be referred to herein as the “Sellers”), and Zabala Farms Group, LLC a California limited liability company (“ZF Group”), each of whom may be referred to individually as a “Party” and collectively as the “Parties.” In consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the Parties agree to enter into this transaction based upon the following recitals, terms and conditions:

1.                   RECITALS.

1.1                Sheehan owns 30,511 Common A Shares of Zabala Farms of Salinas, LLC, a California limited liability company (the “Company”).

1.2                Brown owns 7,469 Common A Shares of the Company.

1.3                ZF Group desires to become a member of the Company and become a party to the Operating Agreement of the Company dated as of March 5, 2018 (“Operating Agreement”), Sheehan desires to transfer 30,511 Common A Shares of the Company to ZF Group (the “Sheehan Transferred Shares”), and Brown desires to transfer 7,469 Common A Shares of the Company to ZF Group (the “Brown Transferred Shares”).

2.                   TRANSFER OF MEMBERSHIP INTEREST.

2.1                Assignment. Subject to the terms and conditions set forth in this Agreement, (a) Sheehan hereby sells, transfers, assigns and conveys to ZF Group all of Sheehan’s right, title and interest in and to the Sheehan Transferred Shares and his entire membership interest in the Company to the extent derived from the Sheehan Transferred Shares, and (b) Brown hereby sells, transfers, assigns and conveys to ZF Group all of Brown’s right, title and interest in and to the Brown Transferred Shares and his entire membership interest in the Company to the extent derived from the Brown Transferred Shares.

2.2                Assumption and Acceptance. ZF Group hereby (a) purchases and accepts from Sheehan the Sheehan Transferred Shares and Sheehan’s membership interest in the Company to the extent derived from the Sheehan Transferred Shares, (b) purchases and accepts from Brown the Brown Transferred Shares and Brown’s membership interest in the Company to the extent derived from the Brown Transferred Shares, and (c) accepts and agrees to be bound by the terms and conditions of the Operating Agreement.

2.3                No Further Rights. Sheehan shall hereinafter have no rights or interests whatsoever in the Company to the extent derived from the Sheehan Transferred Shares and Brown shall hereinafter have no rights or interests whatsoever in the Company to the extent derived from the Brown Transferred Shares.

2.4                Effect of Transfers. The transfers from Sheehan to ZF Group and from Brown to ZF Group are effective as of the Effective Date and ZF Group will be fully vested in the Sheehan Transferred Shares and the Brown Transferred Shares as of the Effective Date. As a result of these transfers, ZF Group will have a 30.00% membership interests in the Company and Sheehan and Brown will have 0.00% Membership Interest in the Company.

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3.                   CONSIDERATION.

3.1     Purchase Price. ZF Group shall on the Closing Date, as defined below, pay to Sheehan Four Million Three Hundred and One Thousand and Three Hundred and Fifty-Four Dollars and Sixty cents and ($4,301,354.60) in readily negotiable funds for the Sheehan Transferred Shares. ZF Group shall on the Closing Date, as defined below, pay to Brown One Million Ninety-Eight Thousand and Six Hundred and Forty-Five Dollars and Forty cents ($1,098,645.40) in readily negotiable funds for the Brown Transferred Shares.

3.2       No Other Consideration. Seller acknowledges and agrees that the Purchase Price detailed in Section 3.1 is the full and complete Purchase Price for the Sheehan Interest and the Brown Interest and that the Seller is not entitled to any other consideration from ZF Group, for the Sheehan Interest and the Brown Interest.

4.                   ALLOCATION OF PURCHASE PRICE. The Purchase Price will be solely allocated to payment for Sheehan Interest and Brown Interest in the Company. The Parties will report this transaction for federal tax purposes in accordance with this allocation of the Purchase Price.

5.                   TRANSFER OF SELLERS’ INTEREST.

5.1                Transfer of Interest. As of the Closing Date, Brown and Sheehan shall take all of the steps necessary to properly transfer the Sheehan Interest and the Brown Interest to ZF Group as herein contemplated, including executing an Assignment Separate from Certificate in the form attached hereto as Exhibit B.

5.2                 Rights to Company Income. Sellers shall not be entitled to any share of Company’s income or distributions after the Closing Date and ZF Group will be entitled to Sellers’ entire share of Company’s income and distributions after the Closing Date.

5.3                Rights to Company Assets. As of the Closing Date, ZF Group shall receive all of Sellers’ right, title and interest in and unto all of Company’s tangible and intangible assets, including, but not limited to, cash on hand, accounts receivable, real property, future profits, undeclared rebates or distributions, declared and unpaid distributions, good will, name, patents, trademarks, trade names, proprietary information, confidential information and other intangible Company assets of indeterminable value represented by Sellers’ undivided membership interest in the Company.

5.4                Assumption of Company’s Liabilities. Notwithstanding anything to the contrary in the Operating Agreement, ZF Group hereby assumes all of Sellers’ portion of Company’s obligations and liabilities as of the Closing Date.

5.5                Termination of Authority. Upon the Closing Date of this Agreement, Sellers shall have no authority to incur any obligations or liabilities on behalf of the Company, to compromise any obligations to Company or participate in any way in the management or control of Company.

6.                   COMPLIANCE WITH OPERATING AGREEMENT. By executing this Agreement, ZF Group represents, warrants and covenants that it has read and understood all of the terms and conditions of the Operating Agreement and that it agrees to be bound by, and subject to, all of the terms and conditions of the Operating Agreement except as may be expressly amended by the terms and conditions of this Agreement.

7.                   SELLER’S REPRESENTATIONS. Sellers, to the best of their knowledge, represent and warrant to ZF Group as follows:

7.1                Execution, Delivery and Performance of Agreement; Authority. The execution, delivery and performance of this Agreement by Sellers will not conflict with any mortgage, deed of trust, agreement, understanding, order, judgment, decree or other legal or contractual requirement to which Sellers are a party or by which Sellers or Sheehan Transferred Interest or the Brown Transferred Interest may be bound or affected. Sellers have the full authority to enter into this Agreement and to carry out the transactions contemplated hereby. Furthermore, all proceedings required to be taken by Sellers to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement constitutes valid and binding obligations of Sellers, enforceable against Sellers in accordance with its terms.

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7.2                Title to Sellers’ Interest. Sellers have good, marketable title to Sellers’ Interest in the Company. Sellers’ membership interest in the Company is not subject to any mortgage, pledge, lien, charge, security interest, encumbrance, restriction, assignment, license, liability or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise.

7.3                Litigation and Proceedings. Sellers are not subject to any suit, action, government investigation or other legal or administrative proceeding, whether actual, pending or threatened, that would, in any way, limit its ability to transfer the Sheehan Transferred Interest or the Brown Transferred Interest to ZF Group or to complete any of the transactions or conditions detailed in this Agreement.

7.5                Disclosure. No representation or warranty by Sellers contained in this Agreement contains any untrue statement of a material fact.

7.6                General Representation. Sellers know of no factors, other than as disclosed herein, which would have any effect whatsoever on Seller’s ability to transfer Sellers’ Interest to ZF Group, or to perform any of the terms and conditions contained in this Agreement.

8.                   ZF GROUP’S REPRESENTATIONS. ZF Group represents and warrants to Sheehan and Brown as follows:

8.1                Organization. ZF Group is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California.

8.2                Execution, Delivery and Performance of Agreement; Authority. The execution, delivery and performance of this Agreement by ZF Group will not conflict with, result in a default, breach or violation, of any provision of ZF Group’s operating agreement or any mortgage, deed of trust, agreement, understanding, order, judgment, decree or other legal or contractual requirement to which ZF Group is a party or by which ZF Group may be bound or affected. ZF Group has the full authority to enter into this Agreement and to carry out the transactions contemplated hereby. Furthermore, all proceedings required to be taken by ZF Group to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement constitutes a valid and binding obligation of ZF Group, enforceable against ZF Group and in accordance with its terms.

8.3                Litigation and Proceedings. ZF Group is not subject to any suit, action or legal or administrative proceeding, whether actual, pending or threatened, that would, in any way, limit its ability to perform or complete any of the transactions or conditions detailed in this Agreement.

8.4                ZF Groups Due Diligence. ZF Group acknowledges that it has conducted, or has been afforded the opportunity to conduct an investigation of the Company and has been offered the opportunity to ask representatives of the Company questions about the Company’s financial condition and proposed business, and that ZF Group has obtained such available information as ZF Group has requested, to the extent ZF Group has deemed necessary, to permit it to fully evaluate the merits and risks of an investment in the Sheehan Transferred Interest and the Brown Transferred Interest. ZF Group is satisfied as to all inquiries that ZF Group has concerning the Company and its business activities, and the purchase of the Sheehan Transferred Interest and the Brown Transferred Interest.

8.5                Brokers or Finders. ZF Group and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement and shall indemnify and hold Sellers harmless from any such payment alleged to be due by or through ZF Group as a result of the action of ZF Group or its officers or agents.

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8.6                Cannabis Operations. ZF Group acknowledges, understands and agrees that the Company assets include cannabis and assets related to conducting a cannabis cultivation and that the Company currently cultivates and offers for sale and sells cannabis products and that: (1) cannabis is illegal under Federal law, and is classified as a Schedule I drug under the Controlled Substance Act; (2) operating within the cannabis industry, including, without limitation, cultivating, processing, extracting, manufacturing, dispensing, retailing, transporting, distributing or delivering cannabis, investing into a cannabis business, or leasing property to a cannabis business (“operating within the cannabis industry”), can lead to arrest, federal criminal prosecution and/or asset forfeiture; (3) California law does not permit unfettered operating within the cannabis industry, and failure to comply with California’s complex regulatory scheme can lead to arrest and criminal prosecution; (5) in many local jurisdictions, including many city and counties within the state, cannabis is also illegal, and within these jurisdictions, operating within the cannabis industry can lead to arrest and criminal prosecution; (6) Federal, state and local laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect any business operating within the cannabis industry, at any time; (7) banking utilizing funds relating to operating within the cannabis industry can lead to bank closure and can lead to arrest, federal criminal prosecution and/or asset forfeiture.

9.                   TERMINATION OF REPRESENTATIONS.

9.1                            Termination of Representations and Warranties. The representations and warranties of Sections 7 shall terminate and expire as of the Closing Date, and any liability with respect to such representations and warranties shall thereupon cease.

9.2                            Willful Misconduct; Intentional Misrepresentation; Fraud. Notwithstanding anything to the contrary, Section 9.1 shall not apply in the event of any willful misconduct, intentional misrepresentation or fraud.

10.                   COVENANTS OF SELLERS BEFORE THE CLOSING DATE.

10.1            Access and Investigation. Between the date of this Agreement and the Closing Date, Sellers shall cause the Company and shall cause its representatives to afford ZF Group and its representatives and prospective lenders and their representatives (collectively, “ZF Group’s Advisors”) full and free access to the Company’s personnel, properties, contracts, books and records and other documents and data and shall furnish ZF Group or ZF Groups’ Advisors with copies of all contracts, licenses, insurance policies, books and records and other existing documents and data as ZF Group may reasonably request.

10.2            Operation of the Business of the Company. Between the date of this Agreement and the Closing Date, Sellers shall, and shall cause the Company to: conduct the business of the Company only in the Ordinary Course of Business, and, without limiting the generality of the foregoing: keep in full force and effect all insurance policies applicable to the business of the Company; manage the business of the Company in the same manner as currently being managed and perform all maintenance work and ordinary repairs and pay all costs and expenses related thereto in the Ordinary Course of Business; and perform each and all of the Company’s obligations under all contracts evidencing indebtedness of the Company. For the purposes of this Agreement “Ordinary Course of Business” means an action taken by the Company that is taken in the course of normal operations, consistent with its past practices; and does not require any other separate or special authorization or consent of any nature by any governmental entity with respect to the Company.

10.3            Required Approvals. As promptly as practicable after the date of this Agreement, Sellers shall, and shall cause the Company to, make all filings (if any) required by applicable laws rules and regulations to be made by them in order to consummate the transaction contemplated under this Agreement. Between the date of this Agreement and the Closing Date, Sellers shall, and shall cause the Company to, cooperate with ZF Group with respect to all filings that ZF Group elects to make in connection with the transactions contemplated by this Agreement.

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11.                   CONDITIONS PRECEDENT TO SHEEHAN AND BROWN’S OBLIGATIONS. All obligations of Sheehan and Brown hereunder are subject, at the option of Sheehan and Brown, to the fulfillment of each of the following conditions at or prior to the Closing:

11.1            Representations and Warranties. All representations and warranties of ZF Group contained herein will be true and correct in all material respects.

11.2            Covenants and Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by ZF Group at or before the Closing Date will have been duly and properly performed in all material respects.

12.                CONDITIONS PRECEDENT TO ZF GROUP’S OBLIGATIONS. All obligations of ZF Group hereunder are subject, at the option of ZF Group, to the fulfillment of each of the following conditions at or prior to the Closing:

12.1            Representations and Warranties. All representations and warranties of Sellers contained herein will be true and correct in all material respects when made and will be deemed to have been made again at and as of the Closing Date.

12.2            Covenants and Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by Sellers at or before the Closing Date will have been duly and properly performed in all material respects.

12.3            Assignment Separate from Certificate. ZF Group will have received from Sellers a duly-executed Assignment Separate from Certificate in the form attached hereto as Exhibit B.

13.                   CLOSING.

13.1            Closing Date. The closing (“Closing”) of the transaction contemplated by this Agreement will take place at the office of JRG Attorneys at Law, 318 Cayuga Street, Salinas, California, or at such other place as mutually agreed upon by the Parties, no later than December 15, 2019 (“Closing Date”).

13.2            Extension of Closing Date. The Parties may extend the Closing Date if they mutually agree to do so and execute a written agreement to this effect.

13.3            Sellers’ Delivery of Documents. Sellers will deliver to ZF Group on the Closing Date the following documents:

(i) A duly-executed Assignment Separate from Certificate Exhibit B.

13.4            ZF Group’s Delivery of Documents. ZF Group will deliver to Brown and Sheehan on the Closing Date the following documents:

(i) The Consideration set forth in Section 3 due on the Closing Date, in the form of cash, cashier’s check or wire transfer for each of the separate interests of Sheehan and Brown payable to each of the Sellers individually.

13.5.            Membership Interests. The Membership Interests of all Members along with the Class of Membership Interest after the Closing Date is identified on Exhibit A.

14                   TERMINATION.

14.1            Termination Events. This Agreement may, by notice given before or at the Closing, be terminated:

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(i) by either ZF Group or Sellers if a material Breach of any provision of this Agreement has been committed by the other party, and such Breach has not been waived;

(ii) by ZF Group if any of the conditions in Section 12 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of ZF Group to comply with ZF Group’s obligations under this Agreement), and ZF Group has not waived such condition on or before the Closing Date; or

(iii) by Sellers if any of the conditions in Section 11 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement), and Sellers have not waived such condition on or before the Closing Date;

(iv) by mutual consent of ZF Group and Sellers; or

(v) by either ZF Group or Sellers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 15th, 2018 or such later date as the parties may agree upon.

14.2            Effect of Termination. Each party’s right of termination under Section 14.1 is in addition to all other rights that such party may have under this Agreement or otherwise, and the exercise of a right of termination shall not be an election of remedies. If this Agreement is terminated pursuant to Section 14.1, then all further obligations of the parties under this Agreement shall terminate, except that the obligations in Sections 17.2 (Expenses) and 17.7 (Confidentiality) shall survive; provided, however, that, if this Agreement is terminated by a party because of the Breach of this Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with such other party’s obligations under this Agreement, then the terminating party’s right to pursue all legal remedies shall survive such termination unimpaired.

15.                INDEMNIFICATION BY ZF GROUP. ZF Group shall indemnify, defend and hold Sellers free and harmless at all times against and in respect to any and all claims, demands, losses, costs, expenses, litigation, liabilities, damages (regular or punitive), recoveries and deficiencies, including interest, penalties, and attorneys’ fees, which are asserted against Sellers or that Sellers may incur or suffer, which arise out of, result from or relate to the assets or the business of the Company or the business of ZF Group or its members on or after the Closing Date. In conjunction with this indemnification, Sellers shall notify ZF Group of any claim, demand, or other matter to which ZF Group’s indemnification obligation described in this section would apply, and shall give ZF Group a reasonable opportunity to defend the same at the expense of ZF Group with counsel selected by ZF Group for a third party claim with Sellers to participate and cooperate in said defense at the cost of ZF Group.

16.                INDEMNIFICATION BY SELLERS.

16.1            Indemnification by Brown. Brown shall indemnify, defend and hold ZF Group free and harmless at all times against and in respect to any and all claims, demands, losses, costs, expenses, litigation, liabilities, damages (regular or punitive), recoveries and deficiencies, including interest, penalties, and attorneys’ fees, which are asserted against ZF Group or that ZF Group may incur or suffer, which arise out of, result from or relate to claims by any third parties claiming to have an actual or beneficial interest in the Brown Transferred Interest. In conjunction with this indemnification, ZF Group shall notify Brown of any claim, demand or other matter to which the Brown indemnification obligation described in this section would apply, and shall give Brown a reasonable opportunity to defend the same at the expense of Brown’s counsel selected by Brown for a third party claim with ZF Group to participate and cooperate in said defense.

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16.2            Indemnification by Sheehan. Sheehan shall indemnify, defend and hold ZF Group free and harmless at all times against and in respect to any and all claims, demands, losses, costs, expenses, litigation, liabilities, damages (regular or punitive), recoveries and deficiencies, including interest, penalties, and attorneys’ fees, which are asserted against ZF Group or that ZF Group may incur or suffer, which solely arise out of claims by any third parties claiming to have an actual or beneficial interest in the Sheehan Transferred Interest. In conjunction with this indemnification, ZF Group shall notify Sheehan of any claim, demand or other matter to which Sheehan indemnification obligation described in this section would apply, and shall give Sheehan a reasonable opportunity to defend the same at the expense of Sheehan with counsel selected by Sheehan for a third party claim with ZF Group to participate and cooperate in said defense.

17.                RELEASE. ZF Group and the Company on behalf of themselves and all such people or entities included within its definitions, shall now and do forever release and discharge Sellers from any and all causes of action, judgments, liens, debts, contracts, damages, losses, claims, suits, liabilities, and demands of whatever kind or character that relate in any way to (i) the ownership and operation of the Company, (ii) the ZF Group’s acquisition of the Sheehan Transferred Interest and the Brown Transferred Interest as provided for in this Agreement, or (iii) any and all rights of Sellers to payment for any amounts due to Seller pursuant to the Operating Agreement after the Closing Date. Neither this release, nor the release detailed below or elsewhere in this Agreement, releases the Parties from performing their respective obligations under this Agreement.

18.                GENERAL RELEASE. ZF Group and Company expressly agree that this Agreement extends to all claims of every nature and kind, known or unknown, suspected or unsuspected, vested or contingent, past, present or future, arising from or attributable to either ZF Group, Sellers, or Company, whether acting within or beyond the scope of their employment or management, or otherwise, that relate in any way to (i) the ownership and operation of the Company, (ii) the ZF Group’s acquisition of the the Sheehan Transferred Interest and the Brown Transferred Interest as provided for in this Agreement, or (iii) any and all rights of Sellers to payment for any amounts due to Seller pursuant to the Operating Agreement after the Closing Date, and that any and all rights granted under Section 1542 of the California Civil Code or any analogous state law or federal law or regulation ARE HEREBY EXPRESSLY WAIVED. Section 1542 of the California Civil Code states as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

19.                COVENANT NOT TO SUE. The ZF Group and Company covenant and agree that they shall forever refrain from instituting, prosecuting, maintaining, proceeding on or advising to commence a suit against Sellers that arises out of, or is or may be in whole or in part based upon or connected with, (i) the ownership and operation of the Company, (ii) the ZF Group’s acquisition of the the Sheehan Transferred Interest and the Brown Transferred Interest as provided for in this Agreement, or (iii) any and all rights of Sellers to payment for any amounts due to Sellers pursuant to the Operating Agreement after the Closing Date or (iv) any and all rights of Sellers to payment for any amounts due to Sellers pursuant to the Operating Agreement, except for a lawsuit for specific performance of the terms and conditions of this Agreement.

20.                GENERAL PROVISIONS

20.1            Amendment. This Agreement may not be amended, modified or supplemented except by a written agreement executed by all the Parties.

20.2            Assignments, Successors and No Third-Party Rights. No party may assign any of its rights under this Agreement without the prior consent of the other parties, which shall not be unreasonably withheld, except that ZF Group may assign any of its rights under this Agreement to any wholly owned Subsidiary of ZF Group. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects on and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

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This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

20.3            Attorneys’ Fees. In the event any Party hereto institutes an action or proceeding to enforce any rights arising under this Agreement, the Party prevailing in such action or proceeding shall be paid all reasonable attorneys’ fees and costs. These costs include, without limitation, expert witness fees, investigation costs, costs of tests and analysis, travel and accommodation expenses, deposition and trial transcript costs and court costs. A court, and not a jury, will set all such fees and costs, all of which will be included in the judgment entered in such proceeding. In any arbitration proceeding, the arbitrator must appoint a prevailing party as part of the arbitrator’s decision.

20.4            Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their permitted successors and assigns, and any reference to a Party hereto shall also be a reference to a permitted successor or assign. The provisions of this section shall not be deemed as a waiver of any of the conditions against assignment set forth in this Agreement or the Operating Agreement.

20.5            Captions. The titles and captions contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. Unless otherwise specified to the contrary, all references to Sections are references to Sections of this Agreement.

20.6            Complete Agreement. This Agreement and the attached Exhibits constitute the complete and exclusive statement of agreement among the Parties with respect to the subject matter herein and therein replace and supersede all prior written and oral agreements or statements by and among the Parties (including the Letter of Intent between ZF Group and Sellers dated June 27, 2018). No representation, statement, condition or warranty not contained in this Agreement or the attached Exhibits will be binding on the Parties or have any force or effect whatsoever, notwithstanding the provisions of Civil Code section 1698.

20.7            Confidentiality. Between the date of this Agreement and the Closing Date, ZF Group and Sellers shall maintain in confidence, and shall cause the directors, Managers, officers, employees, agents and advisors of ZF Group and the Company to maintain in confidence, and not use to the detriment of another party or the Company, any written, oral, or other information obtained in confidence from another party or the Company in connection with this Agreement, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by legal proceedings. If the transactions contemplated by this Agreement are not consummated, then each party shall return or destroy as much of such written information as the other party may reasonably request.

20.8            Controlling Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California without reference to California’s choice of law rules.

20.9            Counsel to the Company. The firm of JRG Attorneys at Law (the “Firm”) has been employed to prepare the initial draft of this Agreement for review by the Parties and their respective advisors or counsel. Each Party acknowledges that the Firm represents the Company and that, in the absence of any other written agreement, the Firm shall owe no duties directly to any Party other than the Company. In the event of any dispute or controversy arising between any Party and the Company, each Party agrees that the Firm may continue to represent the Company in any such dispute or controversy. Each Party irrevocably consents to such representation and acknowledges that the Firm has not represented the interest of any other Party in preparing this Agreement.

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20.10         Counterparts. This Agreement may be executed simultaneously in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.11         Exhibits. The Exhibits attached hereto are incorporated into and made a part of this Agreement as if set out in full in this Agreement.

20.12        Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement, including all fees and expenses of agents, representatives, legal counsel and accountants. Sellers shall cause the Company not to incur any out-of-pocket expenses in connection with this Agreement, including but not limited to professional fees. In the event of termination of this Agreement, the obligation of each party to pay its own expenses shall be subject to all rights of such party arising from a breach of this Agreement by another party.

20.13         Further Documents and Acts. The Parties to this Agreement will, in good faith, exercise and perform such other acts as are reasonably necessary and appropriate to consummate and carry out the terms and conditions and other contracts described under this Agreement. The Parties agree to execute and deliver such further instruments, agreements, contracts and documents, as may be reasonably required to effectuate the stated and intended purposes of this Agreement.

20.14         Interpretation. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any party or its legal counsel. The parties waive any statute or rule of Law to the contrary. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) “or” is not exclusive; (c) words in the singular include the plural, and words in the plural include the singular; (d) “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision; (e) all references to “Article,” “Section,” “Exhibit” or “Schedule” refer to the particular Article, Section, Exhibit or Schedule in or attached to this Agreement unless otherwise expressly specified; and (f) “including” and “includes,” when following any general provision, sentence, clause, statement, term or matter, will be deemed to be followed by “without limitation” or “but not limited to” and “without limitation” or “but is not limited to,” respectively. The Parties further agree that California Civil Code Section 1654 does not apply to this Agreement.

20.15         Jurisdiction and Venue. The Parties acknowledge and understand that the making of this Agreement is in Monterey County, California. Any suit, arbitrations, mediation or other remedial process shall be filed and maintained in Monterey County, California.

20.16         Notices. All notices (including other communications required or permitted) under this Agreement must be in writing and must be delivered: (a) in person; (b) by registered, express or certified mail, postage prepaid, return receipt requested; (c) by a generally recognized courier or messenger service that provides written acknowledgement of receipt by the addressee; or (d) by facsimile or other generally accepted means of electronic transmission with a verification of delivery. A notice will be deemed delivered at the earlier of the date such notice is actually received by a party or three (3) days after such notice is given. Notices must be given at the addresses below, but any party may furnish, from time to time, other addresses for notices to it.

If to Sellers, at:	with a copy to:

David Sheehan	Kendra Clark
David Emerson Brown	JRG Attorneys
Zabala Farms of Salinas, LLC	318 Cayuga St.
1522 Constitution Blvd #377	Salinas, CA
Salinas, California 93906	Telephone: (831) 269-7102
Telephone: (831) 277-1530	Fax: (831) 269-7102

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If to ZF Group, at:	with a copy to:

Zabala Farms Group, LLC	Wilson, Bradshaw & Cao, LLP
43264 Business Park Drive #105	9110 Irvine Center Drive
Temecula, California 92590	Irvine, CA 92618
Attn: Jeremy Johnson	Attn: Christopher A. Wilson, Esq.
Telephone: (951) 550-7641	Telephone: (949) 752-1100
Fax: (951) 602 -6345	Fax: (949) 752-1144

The addresses to which notices or demands are to be given may be changed from time to time by notice served as provided above. Delivery of notice to the copied parties above is not notice to Sellers or ZF Group, as the case may be.

20.17         Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

20.18         Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued, if at all, at such time and in such manner as the parties mutually agree. Unless consented to by ZF Group and Sellers in advance or required by any applicable law rule or regulation, before the Closing, the Parties shall, and shall cause the Company to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. Sellers and ZF Group shall consult with each other concerning the means by which the Company’s employees, customers and suppliers and others having dealings with the Company shall be informed of the Agreement.

20.19         Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

20.20         Sections and Other Headings. Sections or other headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

20.21         Severability. The unenforceability, invalidity or illegality of any provision of this Agreement shall not render the other provisions unenforceable, invalid, or illegal. If any provision of the Agreement is held invalid or unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances. If any provision of this Agreement is unenforceable under the law prevailing on the date hereof but is enforceable under the law prevailing at a subsequent time, then such originally unenforceable provision shall be deemed to take effect at the time when it becomes enforceable. As used herein, the term “unenforceable” is used in its broadest and most comprehensive sense and includes the concepts of void or voidable.

20.22         Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

20.23         Waiver. No action or inaction of any Party to this Agreement, or any Party’s failure to promptly exercise any of their rights under this Agreement, shall be deemed to be a waiver of that Party’s ability to enforce their rights under this Agreement. Any such waiver shall only be effective if set forth in a signed written instrument by the party granting such waiver. A waiver by one Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have executed this Membership Interest Transfer Agreement effective as of the date first written above.

SHEEHAN:

_____________________________

David Sheehan, an individual

BROWN:

_____________________________

David Emerson Brown, an individual

ZF GROUP:

ZABALA FARMS GROUP, LLC,

a California limited liability company

By: _________________________

Jeremy Johnson, Manager

By: _________________________

Todd Johnson, Manager

COMPANY:

ZABALA FARMS OF SALINAS, LLC

By:___________________________

Its:___________________________

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Exhibit A

Member	Class of	Amount of	Amount of	Percent
	Membership	Interests Prior	Interests after	Ownership
	Interest	to Transfers	Transfers set
		set forth in	forth in this
		this	Agreement
		Agreement
Sheehan	A	30,511	0	0.00%
Brown	A	7,469	0	0.00%
Zabala Farms	A	0	37,980	30.00%
Group, LLC
Smart Initiatives,	B	25,320	25,320	20.00%
LLC
Valley View	B	31,650	31,650	25%
Enterprises, LLC
ZF Group Equity,	A	0	5,050	4.00%
LLC
ZF Group Equity,	B	0	26,600	21.00%
LLC

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